SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gratitude Health, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

389002106

(CUSIP Number)

Zalmi Duchman, Chief Executive Officer

c/o Gratitude Health, Inc.

4014 Chase Avenue, #212

Miami Beach, FL 33140

(631) 964-1111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 389002106
1	NAMES OF REPORTING PERSONS Zalmi Duchman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 315,876,652(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 315,876,652(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,876,652(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%(2)
14	TYPE OF REPORTING PERSON IN

(1) All of such shares are held by Fresh Brands LLC, a Delaware limited liability company (“Fresh Brands”). The Reporting Person and his wife own 100% of the membership interests in Fresh Brands in tenancy-by-entirety, and accordingly, the Reporting Person has shared voting power and shared dispositive power over such shares.

(2) Based on 609,111,247 shares of the Issuer’s common stock, par value $0.001 per share, issued and outstanding as of April 20, 2020 based on information provided by the Issuer.

Item 1. Security and Issuer.

The class of securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Gratitude Health, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4014 Chase Avenue, #212, Miami Beach, FL 33140.

Item 2. Identity and Background.

(a)	Name: Zalmi Duchman (the “Reporting Person”).

(b)	Business address: 4014 Chase Avenue, #212, Miami Beach, FL 33140.

(c)	Present principal employment: The Reporting Person is the Chief Executive Officer and Secretary of the Issuer, which is located at 4014 Chase Avenue, #212, Miami Beach, FL 33140. The Issuer manufactures, sells and markets functional RTD (Ready to Drink) beverages sold under the Gratitude trademark.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 20, 2020, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Fresh Market Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Home Bistro, Inc., a Delaware corporation (“Home Bistro”), Merger Sub merged (the “Merger”) with and into Home Bistro, and as a result of the Merger, each share of common stock of Home Bistro was converted into the right to receive fifteen thousand one hundred and point three (15,100.3) shares of Common Stock. As a result, the Reporting Person received 315,876,652 shares of Common Stock. The preceding summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Merger was for the stockholders of Home Bistro to acquire Gratitude through a “reverse merger”.

The Issuer plans to change its name to “Home Bistro, Inc.” and request a change to its ticker symbol as soon as possible and upon approval from the Secretary of State of the State of Nevada and the Financial Industry Regulatory Authority. Further, the Issuer intends to effect a reverse stock split of its Common Stock at a ratio of approximately 1-for-32 shares on or before June 1, 2020 and subject to required corporate and regulatory approvals.

Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Person beneficially owns, and has shared dispositive power and shared voting power over, 315,876,652 shares of Common Stock, which represents approximately 51.9% of the outstanding shares of Common Stock, based on 609,111,247 shares of Common Stock outstanding as of April 20, 2020 based on information provided by the Issuer. All of such shares are held by Fresh Brands. The Reporting Person and his wife own 100% of the membership interests in Fresh Brands in tenancy-by-entirety, and accordingly, the Reporting Person has shared dispositive power and shared voting power over such shares.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following is filed as an exhibit to the Schedule 13D:

2.1	Agreement and Plan of Merger, dated April 20, 2020, by and among Gratitude Health, Inc., Fresh Market Merger Sub, Inc. and Home Bistro, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 22, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

/s/ Zalmi Duchman
Zalmi Duchman

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